[CHOATE LETTERHEAD]

April 5, 2007

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0309
Attn.: Mark P. Shuman, Branch Chief—Legal

RE:
BIO-key International, Inc.
Post-Effective Amendment No. 6 to Registration Statement on Form SB-2
Filed on January 26, 2007 (File No. 333-120104)

Ladies and Gentlemen:

        On behalf of our client, BIO-key International, Inc. (the "Company"), we are responding to the comment of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in your letter dated March 2, 2007 (the "Comment Letter") to Mr. Michael W. DePasquale, Chief Executive Officer of the Company, with respect to the Company's Post-Effective Amendment No. 6 to Registration Statement on Form SB-2 (File No. 333-120104), which was filed with the Commission on January 26, 2007 (the "Registration Statement").

        The response set forth below has been organized in the same manner in which the Staff's comment was organized in the Comment Letter. For ease of reference, the Staff's comment is set forth below in bold, followed by the Company's response. Filed herewith via EDGAR is Post-Effective Amendment No. 7 to the Registration Statement ("Post-Effective Amendment No. 7").

General

1.
We note that you have removed from the registration statement 1,539,526 shares, representing all of the shares that had been included in the initial registration statement as shares issuable upon conversion of interest and fees that would accrue under the convertible term notes subsequent to the initial filing date of the registration statement. However, you have not provided us with your analysis as to the legal consequences of including the interest and fee shares in a resale registration statement before the potential recipient had made its investment decision to purchase those shares. Please provide your analysis and revise, as material, to inform investors regarding the potential effect. For example, risk factor disclosures may be warranted.

        In accordance with the Staff's comment, the Company has included additional risk factor disclosure on page 13 of Post-Effective Amendment No. 7 to inform investors that including such interest and fee shares in the original resale registration statement before the potential recipients had made their investment decision to purchase those shares may be deemed to have been a violation of Section 5 of the Securities Act of 1933.

* * * *

        The Company hereby acknowledges that:

  •
  Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  •
  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  •
  The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions concerning these responses, need further supplementary information or if you would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 248-4028 or Charles J. Johnson at (617) 248-4020. Thank you.

Very truly yours,

/s/ Brian J. Carr

Brian J. Carr

cc:
Maryse Mills-Apenteng (at SEC)
Francis J. Cusick
Charles J. Johnson